

March 12, 2018

Peter A. Feld
Managing Member and Head of Research
Starboard Value L.P.
777 Third Avenue, 18th Floor
New York, New York 10017

> **Re: Mellanox Technologies, Ltd.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed March 7, 2018 by Starboard Value and Opportunity Master Fund Ltd.,**
> **et al.**
> **File No. 001-33299**

Dear Mr. Feld:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please provide the disclosure regarding the approximate date upon which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), in the proxy statement (as defined under Rule 14a-1(g)) as distinguished from the cover letter to shareholders which – while filed under cover of Schedule 14A — is not a required disclosure under Rule 14a-101.

2. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

3. We noticed the disclosure on page three regarding the "Important Notice" with respect to the anticipated electronic availability of the proxy statement.   Please advise us whether the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

4. The disclosure at page two indicates that the participants have reserved "the right to vote the Starboard Shares for two (2) of the Company's directors…" Advise us, with a view toward revised disclosure, if this right is only expressing the possibility that Starboard Shares – as distinguished from any shares over which it has solicited and obtained proxy authority ─ could be voted for director nominees put forth by Mellanox.

5. We noticed the inclusion of brackets around the number nine in quantifying the number of director candidates directly sought to be elected by the participants. If shareholders are not able to execute the participants' form of proxy in a manner that authorizes the proxy holder to vote for the full number of director vacancies, please confirm that the proxy statement will disclose that in choosing to vote for the proposed incomplete slate of directors, shareholders would be forfeiting the right to vote for the full complement of directors up for election.

Proposal No. 1 | Election of Directors, page 15

6. The disclosure at page 21 indicates that "[e]ach of the Nominees, as a member of a `group' for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the Shares owned in the aggregate by the other members of the group." Neither application of Section 13(d)(3) nor Rule 13d-5(b) to the members of the group produce this legal result. To the contrary, Rule 13d-5(b), by its terms, operates to deem the group to have acquired the securities of its members on the date of group formation. Please revise.

Solicitation of Proxies, page 17

7. We note that proxies may be solicited by mail, in person, by telephone or other electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the participants' understanding in a response letter or otherwise.

8. At present, a blank entry exists with respect to quantifying the participants' estimated expenses in connection with its solicitation. While Item 4(b) of Schedule 14A requires disclosure of costs "in connection with the solicitation," Instruction 1 to this requirement indicates that such costs include "fees for attorneys…and other costs incidental to the solicitation." Advise us, with a view towards disclosure, whether legal fees and printing costs have been included within the estimated expenses associated with this solicitation.

Incorporation by Reference, page 32

9. Refer to the second sentence under this heading that reads in pertinent part as follows: "This disclosure includes, among other things, [ ], and other important information." Advise us, with a view toward revised disclosure, how the "clear reference" standard within Rule 14a-5(c) has been satisfied given the apparent non-exhaustive list of required disclosures that have been omitted from the participants' proxy statement.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steve Wolosky, Esq.
        Andrew Freedman, Esq.